Securities and Exchange Commissions
Divisions of Corporate Finance
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Washington, D.C. 20549
USA

[redacted]

08004517

SEC Mail Processing
Section

AUG 12 2008

Washington, DC
110

4 August 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

SUPPL

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos 11 and 12/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
AUG 29 2008
THOMSON REUTERS

Announcement No. 11/2008
9 June 2008

Briefing on UK Department of Health Proposals

"Proposed new arrangements under Part IX of the Drug Tariff for the provision of stoma and continence appliances - and related services - in primary care"

The UK Department of Health has today published revised proposals relating to the supply of stoma and continence products - and related services - to National Health Service patients in primary care.

This stock exchange announcement contains a factual summary of the new consultation document. It is not possible to predict exactly the financial effects of the proposed changes and Coloplast will not provide information about the potential effects as long as the consultation process is ongoing.

The document is the latest in a series of consultative documents published by the Department of Health since October 2005. The last consultation opened in September 2007 and closed in December 2007. In March 2008, the Department announced that it had been unable to reach a decision on a way forward and that further consultation was necessary.

As a major player in the English medical device industry, Coloplast will engage fully in this new consultation process through the relevant industry associations and as an individual company.

The consultation is open until 9 September 2008 and the Department of Health seeks views on the following proposals:

Reimbursement of products

To apply a uniform 2% reduction to current reimbursement prices for all continence and stoma appliances.

An annual price increase mechanism will be introduced 12 months post implementation.

Remuneration of Services

The removal of on-cost payments as a percentage of the prescription value, these will be replaced with the following:

Professional dispensing fee of £0.90 per line item (unchanged).

Additional dispensing fee of £3.40 per line per item (previous consultation £3.23).

Stoma customisation fee of £4.32 for each customisable item with no cap (previous consultation £3.00 per item with a 25,000 item cap).

- A banded infrastructure payment capped at 50,000 items per month.

- A fee for specialist nurse visits (Appliance Use Reviews) - £54 for home visit or £27 at contractor's premises (previous fee £40).

Timetable for implementation

It is proposed that the new arrangements would be implemented at least six months after any announcement of a change.

This Stock Exchange Announcement contains only a summery of the consultation document. Coloplast refer to http://www.dh.gov.uk/en/Consultations/Liveconsultations/index.htm for further details.

Sten Scheibye
President and CEO

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922
E-mail dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Announcement No. 12/2008
4 August 2008

Coloplast lowers expectations to the financial results of the year:

- Due to continued pressure on the European Urology business and increasing competition in the Wound & Skin Care business, the expectations to revenue for the full-year are changed from an organic revenue growth of approx. 8% to an organic growth of approx. 7%. In DKK this equals an expected reported growth of 5-6%.
- The expected EBIT margin for 2007/08 is reduced from 16-17% in fixed currencies to approx. 15%. In DKK the EBIT margin is now expected to be approx. 14%. The EBIT margin is reduced primarily due to expected lower sales. Furthermore, wage savings realised from the production at the Hungary site have not yet resulted in an improved production economy.
- The full-year CAPEX expectations are reduced by DKK 50 million to now DKK 750-800 million, while the effective tax rate is unchanged at approx. 28%.

Global Operations was established in 2006 to improve efficiency of Coloplast's global production. The intended financial improvements have not yet materialised. Changes have therefore been made to the management of Global Operations, and work has been initiated in order to clarify the reasons for the lack of results.

Coloplast still expects annual improvements of approx. DKK 150 million resulting from the relocation of production and approx. DKK 50 million annually from the streamlining of Global Operations. The improvements are expected to be realised before the end of financial year 2010/2011.

The long-term goals of an organic revenue growth of approx. 10% and a profit ratio of 18-20% within 3-5 years remain unchanged.

Coloplast's Interim Financial Report for Q3 2007/08 will be released on 21 August 2008.

Conference Call

Will be held today, 4 August 2008, at 15:00 CET, lasting 30 minutes.

Please dial +45 3271 4607, +44 (0)20 7162 0025 or +1 334 323 6201

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tlf. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301
E-mail dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922
E-mail dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

END